UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 January 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT N.V. - Buyback of ordinary shares, 16 January 2006

TNT Logistics expands its portfolio of contracts with CNH,
TNT Logistics will be the full service provider for CNH in Brazil, 16 January 2006

TNT N.V. - Buyback of ordinary shares, 17 January 2006

16 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 13, 2006, it purchased 346,894 TNT N.V. ordinary shares at an average price of Euro 26.3017 per share.

It is TNT's intention to cancel the repurchased shares.

16 January 2006

TNT Logistics expands its portfolio of contracts with CNH

TNT Logistics will be the full service provider for CNH in Brazil

TNT Logistics Brazil has signed a new 3-year agreement with Case New Holland (CNH), a global company, leader in agricultural and building equipment. From now on, TNT Logistics will be responsible for the inbound operations to CNH plants, distribution and consolidation centres throughout Brazil, operating in the cities of Curitiba, Contagem, Piracicaba, Itu, Porto Alegre and Diadema. TNT Logistics has already performed distribution operations for machines and parts to all dealers in Brazil, besides the management of the spare parts warehouse located in Itu (São Paulo).

In this contract, TNT Logistics will be responsible for the collection of parts at suppliers, via Milk Run concepts. TNT Logistics' base office in Diadema will be responsible for management of 60% of the moved volume. Daily, 12 large trucks will transport the suppliers' parts in long haul schedules to the CNH basis. The average volume will be 650 collections and 290 transfers per month.

For this operation, TNT Logistics is implementing an in-house developed software package, which will allow the client to follow, through the internet, the whole course of collections and transfers, up to the arrival of the parts at the final destination.

"Our best competitive advantage for the awarding of this contract was the fact that we are the only logistics provider capable of integrating all CNH operations in Brazil, customising routes and generating a single information network, besides the fact that we could achieve a cost reduction", explains Giuseppe Chiellino, Managing Director for TNT Logistics South America.

About CNH

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

About TNT Logistics

TNT Logistics Brazil is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

17 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 16, 2006, it purchased 375,000 TNT N.V. ordinary shares at an average price of Euro 26.8473 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 17 January 2006